October 10, 2007

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Financial Bancorp, Inc. (Registration Number 333-144245)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join United Financial Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 p.m. on October 12, 2007, or as soon thereafter as may be practicable.

Sincerely,

Patricia A. McJoym

Managing Director

Keefe, Bruyette & Woods • 211 Bradenton Ave. • Dublin, Ohio 43017

614.766.8400 • Fax 614.766.8406